Raisin Securities LLC

Statement of Financial Condition

Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-70539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 AND ENDING 12/31/21
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Raisin Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 LIBERTY STREET
(No. and Street)

NEW YORK,	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Freund		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Frank Freund, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raisin Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon statement from the SEC regarding Requirements for Certain Paper Submission in Light of COVID-19 Concerns issues on June 18, 2020 and difficulties arising from COVID-19, the Firm is making this filing without notarization

Notary Public

Signature: DocuSigned by: Frank Freund B914B085A67C43A...

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Raisin Securities LLC

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Raisin Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raisin Securities LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

New York, New York
March 1, 2022

Raisin Securities LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,252,276
Prepaid expenses and clearing deposits		6,836
Total assets	$	1,259,112

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,593
Due to related party		536,369
Total liabilities		541,962
Member's Paid In Equity		1,400,000
Retained Earnings		(682,850)
Total Equity		717,150
Total liabilities and member's equity	$	1,259,112

See accompanying notes to statement of financial condition

1. Summary of Significant Accounting Policies:

Nature of Business:

Raisin Securities LLC (Raisin), the “Company” was organized as a limited liability company in Delaware on April 6, 2020. On April 1, 2021, the Company received approval from Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a registered broker dealer. The registration was effective April 1, 2021.

The Company was established with the intent to be a limited purpose on-line broker dealer to assist individual retail clients and small business with (i) the purchase and sale of money market mutual funds and and allocation of clients funds into FDIC cash sweeps, (ii) buying and selling brokered CDs, (iii) allocating clients’ funds in managed accounts of Raisin’s clearing partner, Apex Clearing Corporation (“Apex”) and (iv) facilitating its parent’s, Raisin US Inc. (the“Parent”), customers’ purchase of FDIC insured time deposits from Parent’s partner banks. Raisin was established to settle and clear transaction on a fully disclosed basis with Apex, however the Company has not started operations and had no customer transactions during the period from the effective date of the Company's registration through December 31, 2021. Raisin does not hold customer funds or securities and its business model is self-directed transaction by the client.

On January 31, 2022, the Company submitted form BDW to FINRA to withdraw its FINRA membership and withdrawal is currently pending.

Basis of Accounting: The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States(“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”). Accounting Standards Codification (“ASC”).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. Management believes that the estimates utilized in the financial statements are reasonable.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalents in banks offering protection for cash by the Securities Investor Protection Corporation ("SIPC") or Federal Depository Insurance Company ("FDIC") up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and Cash Equivalents: As of December 31, 2021 the Company has $1,252,276 in cash. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company had not identified any restricted cash at December 31, 2021.

Income Taxes: The Company has elected to be treated as a disregarded LLC under the provisions of the Internal Revenue Code. All tax effects of Company's income and loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

2. Related Party Transactions:
The Company is related, through common ownership and control, to Raisin US Inc, the Parent Company. The Company is an indirect wholly owned subsidiary of Raisin DS Gmbh. The Company has an agreement with Parent Company whereby expenses incurred by the Parent Company on behalf of the Company will create a liability to the Parent Company for these allocated expenses. The parties acknowledge that the Company will not be directly or indirectly liable for repayment or reimbursement of the allocated expenses to any third party. Furthermore, the parties acknowledge that there is no obligation, direct or indirect, of the Company to reimburse or otherwise compensate the Parent Company or any other party for the costs related to the activities of the Company, other than as provided in the Amended expense sharing agreement. The parties further agree that expenses payable by the Parent Company that are unpaid and attributable to the Company will be included in the Company's net capital computation by adjustments to reduce net capital and increase aggregate indebtedness. There are overhead expenses allocated from Parent Company back to the Company based on an allocation percentage agreed upon in an Expense Sharing Agreement. The Company had a payable due to Parent Company of $536,369 at December 31, 2021.

3. Regulatory Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2021, the Company had net capital of $710,314 which was $642,569 in excess of required minimum net capital of $ 67,745. The Company’s net capital ratio was 76.30 to 1.

4. Contingencies:
In the ordinary course of business, the Company may be subject to regulatory inquires or proceedings primarily in connection with its activities as a registered broker dealer.

5. Subsequent events:
As noted in footnote 1, the Company submitted form BDW on January 31, 2022 to withdraw its broker dealer registration with FINRA. Management has evaluated all subsequent events for the Company from December 31, 2021 through March 1, 2022 and concluded there are no other subsequent events identified that require financial statement recognition or disclosure.